Interim Financial Information

Flex LNG Ltd.

First Quarter 2026
May 13, 2026

May 13, 2026 - Hamilton, Bermuda
Flex LNG Ltd. ("we", "us", "our", "Flex LNG", or the “Company”) today announced its unaudited financial results for the quarter ended March 31, 2026.

Highlights:
A summary of our financial highlights for the quarter is below:

	Q1 2026	Q4 2025
Vessel operating revenues[1]	$80.5m	$87.5m
Net income	$19.5m	$21.6m
Earnings per share (basic)	$0.36	$0.40

Cash and cash equivalents	$389.1m	$447.6m
Vessels and equipment, net	$2,091.9m	$2,102.5m
Long-term debt	$(1,821.0)m	$(1,848.2)m

Non-GAAP Measures [2]
Time Charter Equivalent rate ("TCE rate")	$65,729	$70,119
Adjusted EBITDA	$53.2m	$61.8m
Adjusted net income	$16.9m	$23.3m
Adjusted earnings per share (basic)	$0.31	$0.43

(1)Vessel operating revenues includes $2.4 million income related to EU Allowances ("EUAs") (Q4 2025: $2.2 million). The EUAs are receivable from our charterers under the time charter contracts for voyages subject to the European Union's Emissions Trading System. An equivalent amount has been recorded under Voyage expenses for the relevant period.
(2)TCE rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

A summary of key events:

•Declared a dividend of $0.75 per share for the first quarter of 2026.
•Signed a new time charter contract for Flex Aurora, with a firm period of two years and the option for the charterer to extend the contract by up to six additional years, through three two-year periods.
•The charterer of Flex Resolute and Flex Courageous exercised their two-year extension options.
•Flex Constellation commenced her previously announced 15-year time charter contract in March.
•Flex Artemis and Flex Volunteer operated in the spot market while being marketed for long-term charters. Both vessels are now being marketed for new employment from the third quarter 2026.
•Completed scheduled drydockings for Flex Volunteer and Flex Freedom in January and March 2026, respectively.

1	Flex LNG Ltd. First Quarter Results 2026

Marius Foss, CEO, commented:
“Results for the first quarter of 2026 reflect the seasonal low period in the LNG shipping market, which bottomed out in mid-Q1, in line with historical patterns. We achieved a fleet-wide TCE rate of around $65,700 per day and generated revenues excluding EUAs of $78.0 million, while adjusted net income totalled $16.9 million. Our earnings were impacted by a soft spot environment and higher voyage expenses, including bunkers and gas-up/cool-down, related to the positioning of our open ships.

However, the LNG shipping market reset dramatically following the outbreak of the war in Iran in late February. Spot rates surged from cyclical lows in February to more than $250,000 per day, as supply disruptions in Qatar and the closure of the Strait of Hormuz created severe dislocation in global LNG shipping markets.

With two vessels exposed to the spot market and Flex Aurora redelivered in March, we capitalized on tighter markets, securing a two-year contract for Flex Aurora and fixing Flex Volunteer and Flex Artemis on short-term contracts until the third quarter. In March, we were pleased to announce that the charterer of Flex Resolute and Flex Courageous exercised the extension options for the period 2027 to 2029, meaning that the ships are now on firm contracts until 2032, with the charterer's option to extend to 2039.

Reflecting the stronger market environment and having covered 91% of the remaining days of 2026, we are increasing our full-year 2026 (FY2026) guidance. We now expect FY2026 revenues, excluding EUAs, in the range of $345–370 million, representing an increase of around 10% versus our February guidance. We further expect FY2026 fleet-wide TCE rate of $73–78,000 per day, an increase of approximately 8%, while adjusted EBITDA is now expected in the range of $255–280 million, up approximately 11% from our previous guidance range.

Importantly, none of our vessels operated inside the Strait of Hormuz during the conflict period, and all our seafarers remain safe. In periods of heightened geopolitical uncertainty, safeguarding our crew remains paramount. This commitment is also reflected in our 2025 ESG Report, released today. For the second consecutive year, we report a Lost Time Injury Frequency (LTIF) of zero, underscoring our continued focus on health and safety.

The Board is pleased to declare another quarterly dividend of $0.75 per share, equivalent to an aggregate distribution of approximately $41 million. This marks our 19th consecutive ordinary quarterly dividend of $0.75 per share. Including special dividends, we will have returned approximately $810 million to shareholders since 2021.”

Quarterly dividends
On May 12, 2026, the Company’s Board of Directors declared a cash distribution for the first quarter 2026 of $0.75 per share. The distribution will be made from the Company’s Contributed Surplus account, which consists of previously paid in share premium transferred from the Company’s Additional Paid In Capital account. The dividend is expected to be paid on or around June 11, 2026. The record date and ex-dividend date on the New York Stock Exchange ("NYSE") is expected to be May 29, 2026.

Any dividends declared will be at the discretion of the Board of Directors and depend upon our financial condition, earnings and other factors. We can give no assurance that dividends will be declared and paid in the future.

2	Flex LNG Ltd. First Quarter Results 2026

Results for the three months ended March 31, 2026
The Company recorded vessel operating revenues of $80.5 million1 for the first quarter 2026, compared to $87.5 million in the fourth quarter 2025. Revenue for the quarter was impacted by the decreased number of available days due to the drydocking of two vessels, Flex Volunteer and Flex Freedom, in January and March 2026. Furthermore, Flex Volunteer and Flex Artemis earned lower spot revenues during the early part of the quarter. This was partially offset by higher revenues for Flex Constellation, following the commencement of the 15-year charter in March. The TCE rate2 was $65,729 per day for the first quarter 2026, compared to $70,119 per day for the fourth quarter 2025.

Voyage expenses were $5.8 million in the first quarter 2026, compared to $3.8 million in the fourth quarter 2025. The increase was driven by higher costs for bunkers and costs for gas-up/cool-down, related to the positioning of our open ships.

Vessel operating expenses were $18.7 million in the first quarter 2026, compared to $19.8 million in the fourth quarter 2025. Operating Expenses ("Opex") per day2 was $15,953 for the first quarter 2026, compared to $16,582 for the fourth quarter 2025. The decrease in vessel operating expenses primarily reflects higher scheduled maintenance costs incurred in the fourth quarter 2025.

The Company recorded a net gain on derivatives of $4.9 million in the first quarter 2026, which includes a net unrealized gain of $2.5 million and a net realized gain of $2.4 million from interest rate swap settlements during the period.

Net income for the first quarter 2026 was $19.5 million, with basic earnings per share of $0.36, compared to a net income of $21.6 million and basic earnings per share of $0.40 for the fourth quarter 2025. Adjusted net income2 was $16.9 million, with adjusted basic earnings per share of $0.31 for the first quarter 2026, compared to $23.3 million for the fourth quarter 2025 and adjusted basic earnings per share of $0.43.

As of March 31, 2026, the book value of vessels was $2,091.9 million, compared to $2,102.5 million as at December 31, 2025. The movement primarily reflects depreciation of $19.3 million, partially offset by $8.7 million of capitalized expenditures related to vessel drydockings.

As of March 31, 2026, total long-term debt was $1,821.0 million, compared to $1,848.2 million as at December 31, 2025, with the decrease attributable to scheduled debt repayments made during the first quarter 2026.

Cash and cash equivalents were $389.1 million, which includes fully drawn revolving tranches under the $270 Million Facility, $290 Million Facility and the Flex Enterprise $150 Million Facility.

1 $78.0 million excluding EUAs.
2 TCE rate, Adjusted net income, Adjusted basic earnings per share and Opex per day are non-GAAP measures as defined under SEC Regulation G. A reconciliation to the most directly comparable U.S. GAAP measure is included at the end of this earnings report.

3	Flex LNG Ltd. First Quarter Results 2026

Net cash provided by operating activities in the first quarter 2026 was $9.7 million, compared to $36.4 million in the fourth quarter 2025. This decrease primarily reflects the timing of advanced charter hire, as well as payments and off-hire periods related to vessel drydockings; and the lower spot revenues mentioned above.

Total equity was $698.2 million, compared to $719.3 million as at December 31, 2025. This decrease in equity primarily reflects distributions of $40.6 million, partially offset by net income of $19.5 million for the period.

Business Update and Fleet Overview
In March 2026, Flex Aurora entered into a new time charter contract with a super major, following re-delivery of the vessel from her prior long-term contract. The new contract has a firm period of two years, with options for the charterer to extend the contract by up to six additional years, exercisable through three successive two-year options.

Also in March 2026, the charterer of Flex Resolute and Flex Courageous, a super major, exercised their second two-year extension option for the period from the first quarter 2027 through the first quarter 2029 for both vessels. As previously announced in November 2024, the charterer amended the original time charter contracts to include a firm period from 2029 through 2032, together with additional extension options for the charterer to extend each vessel by up to seven years in periods of two years, two years and three years. Following the exercise of this option, the firm period of each vessel is extended through the first quarter 2032.

Additionally in March 2026, Flex Constellation commenced her 15-year time charter contract with a large Asian utility and asset backed LNG trader, in direct continuation from her previous short-term employment. The contract includes a firm period through 2041, with options for the charterer to extend the contract by an additional two years to 2043.

Flex Artemis and Flex Volunteer operated in the spot market while being marketed for long-term charters. Both vessels are being marketed for new employment from the third quarter 2026. The vessels are expected to continue trading in the short-term market until suitable long-term employment is secured.

Following the previously announced drydocking of Flex Volunteer in January 2026, Flex Freedom successfully completed her scheduled drydocking in March 2026, on time and within budget. Flex Vigilant is scheduled for drydocking in the second quarter of 2026.

At the date of this report, the firm contract coverage is 91.2% for the remainder of 2026, and the aggregate firm contract backlog for the fleet is 54 years, which may increase to 81 years if all extension options are exercised by charterers.

We achieved 100% technical uptime, excluding offhire related to drydockings, on our vessels in the first quarter 2026.

4	Flex LNG Ltd. First Quarter Results 2026

The following table sets forth an overview of our fleet as of May 13, 2026:

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2033
Flex Enterprise	2018	HO	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2041	Q1 2043
Flex Courageous	2019	HO	173,400	MEGI+PRS	0.075%	Q1 2032	Q1 2039
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q1 2028	Q1 2034
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	HO	173,400	MEGI+FRS	0.035%	Q3 2026	NA
Flex Resolute	2020	HO	173,400	MEGI+FRS	0.035%	Q1 2032	Q1 2039
Flex Freedom	2021	HO	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q3 2026	NA
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1) As used in this report, "HO" means Hanwha Ocean (formerly known as Daewoo Ship building and Marine Engineering Co. Ltd.), "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each shipyard is located in South Korea.
(2) "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refer to Full Re-liquefaction Systems or Partial Re-liquefaction Systems, respectively.
(3) The expiration of our charters is considered the firm period known to the Company as of May 13, 2026, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

5	Flex LNG Ltd. First Quarter Results 2026

LNG Market Update
Spot LNG carrier rates declined steadily from their winter peak in early December, easing into the low $20,000 per day range in February, where the market ultimately bottomed out. Regional market dynamics diverged materially during the quarter. The Atlantic basin tightened on the back of cold weather and operational disruptions, while competition remained intense East of Suez. As a result, two-stroke spot rates were approximately $40,000 per day in the Atlantic basin versus around $25,000 per day in the Pacific at the end of February. Following the outbreak of the U.S.–Israel war with Iran, the LNG shipping market experienced unprecedented dislocation. In the days immediately after the escalation, the market recorded the largest month-on-month increase in spot earnings on record, with two-stroke rates rising from approximately $30,000 per day to reported fixtures above $250,000 per day. While spot rates have subsequently eased since the conflict started, the LNG shipping market remains materially firmer than prior to the conflict, with shipbrokers currently quoting spot rates at approximately $85,000 per day.

Fixing activity reached record levels during the quarter. According to shipbrokers, approximately 150 spot fixtures were concluded in the first quarter of 2026, surpassing the previous quarterly record of 113 fixtures in the same period last year. This represents year-on-year growth of approximately 33%, significantly outpacing fleet growth of around 10% over the same period, reflecting looser freight market fundamentals, a continued structural shift toward destination-flexible LNG trading, and a larger global fleet.

The on-the-water LNG carrier fleet currently stands at approximately 750 vessels. With an orderbook of around 295 ships as of April 2026, the orderbook-to-fleet ratio is approximately 40%. Newbuilding activity accelerated further during the quarter, with shipbrokers reporting that 35 vessels were ordered in the first three months of the year, on par with the total number of orders placed during all of 2025. By comparison, only 20 vessels were delivered during the first three months of the year, leaving approximately 70 to 75 vessels scheduled for delivery over the remainder of 2026. Newbuild pricing at Korean shipyards is currently quoted at approximately $250 million per vessel for delivery in 2029, while Chinese yard pricing continues to trade at an estimated discount of $20 to 25 million per vessel.

Global LNG trade flows in Q1 2026 initially reflected strong supply-led growth, before shifting into a significantly tighter market following disruptions in the Middle East. LNG exports in January reached all-time highs, supported primarily by continued growth in U.S. export volumes. U.S. LNG exports rose to approximately 32 MT during the quarter, up 28% year-on-year, driven by incremental production from Plaquemines and Corpus Christi. March alone reached a record monthly export level of approximately 12 MT. Additional supply growth also came from other regions. LNG Canada reportedly ramped up to around 80% utilization, Nigerian exports reached multi-year highs following improved feed gas availability and plant reliability, and Australia contributed modest incremental volumes despite cyclone-related disruptions, according to industry sources.

6	Flex LNG Ltd. First Quarter Results 2026

However, disruptions to Middle Eastern supply materially altered market balances during March. Outages at Qatar’s Ras Laffan complex, combined with disruptions in the UAE, temporarily removed supply equivalent to roughly one-fifth of global LNG exports. As a result, the total LNG exports in the first four months of 2026 grew by 3%, or 4.2 MT. Qatar alone recorded a year-on-year decline in exports of approximately 12 MT, offsetting much of the incremental supply growth from North America and West Africa.

Europe absorbed the majority of available Atlantic basin supply during the quarter, precipitated by low gas storage levels, continued displacement of Russian gas, and strong access to destination-flexible U.S. cargoes. Approximately two-thirds of U.S. LNG exports were directed toward Europe during the first four months of the year. In contrast, Asia’s adjustment was driven primarily by demand destruction, rather than supply substitution. China led the decline, with LNG imports falling approximately 14% year-on-year, as elevated spot prices and supply uncertainty curtailed buying activity from mid-February onward. Elsewhere in Asia, import trends diverged based on fuel flexibility and supply exposure. India increased LNG imports, despite exposure to disrupted Qatari LNG volumes, whereas Pakistan reduced imports by approximately 48% during the first four months of 2026 versus the same period last year, due to its near-total reliance on Qatar.

Should disruptions in the Strait of Hormuz persist, and production restarts be delayed, Asian buyers may increasingly need to source replacement cargoes from alternative basins. As fuel switching and demand destruction are unlikely to fully offset the supply shortfall, this could increase U.S.-to-Asia trade flows and tonne-mile demand, particularly ahead of the winter season. In the near term, such dynamics may remain supportive for LNG shipping rates. However, the current tightening appears primarily flow-driven rather than structural, while the underlying market balance has softened due to reduced cargo availability. We also note that Europe enters the gas injection season with storage levels of approximately 34%, while European buyers generally maintain a higher willingness to pay for LNG relative to more price-sensitive Asian importers. Near-term market visibility will largely depend on three key variables: the reopening of the Strait of Hormuz, the pace of ramp-up of non-damaged Qatari production, and updated timelines for the North Field Expansion project. Together, these factors will determine whether the recent strength in freight rates develops into a more sustained tightening cycle, or proves temporary against an increasingly loose structural market backdrop.

Finance update
To mitigate risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby floating rate has been swapped to a fixed rate of interest. As of March 31, 2026, the Company has fixed interest rates on an aggregate notional principal amount of $775.0 million. The interest rate swaps have a fixed rate of interest based on the Secured Overnight Financing Rate ("SOFR"), with a weighted average fixed interest rate of 2.46% and a weighted average duration of 2.5 years.

7	Flex LNG Ltd. First Quarter Results 2026

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters is of key strategic importance for Flex LNG, and is integral to the Company's long-term financial success. The Company believes that clear guidance and robust control mechanisms are essential to safeguard the proper handling of sustainability risks in its daily operations. The Company has established specific policies, procedures and controls to guide its employees and business partners and to ensure compliance with all applicable international and local regulations.

On May 13, 2026, the Company published its ESG report for 2025 (the "2025 ESG Report"), which can be found on the Company's website at: www.flexlng.com. None of the information contained on the Company's website is incorporated into or forms part of this report. The 2025 ESG Report is the Company’s eighth, stand-alone sustainability report and provides a comprehensive overview of the Company’s ESG progress, including developments and initiatives implemented in 2025. Through the review of Flex LNG's impacts, risks and opportunities, and by consulting with key stakeholders, the Company has continued to develop its ESG targets.

First Quarter 2026 Results Presentation
Flex LNG will release its financial results for the first quarter 2026 on Wednesday May 13, 2026.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CEST (9:00 a.m. EST). In order to attend the webcast use the following link:
https://events.webcast.no/flexlng/IqCHF6PFRyOkoOhpdu6c/qrkve9vTPOUOvnM2q8h8

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms part of this report.

8	Flex LNG Ltd. First Quarter Results 2026

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, that are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as "believe," "expect," "forecast," "anticipate," "aim," "commit," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, on further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, and accordingly there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may differ materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically disclaims any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors or to assess the impact of each such factor, or combination of factors, on its business or results of operations. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the Company’s business strategy and expected and unexpected capital spending and operating expenses, including drydocking, surveys, repairs, upgrades, insurance costs and bunker costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those

9	Flex LNG Ltd. First Quarter Results 2026

that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns, potential liability from pending or future litigation, global and regional economic and political conditions and developments, armed conflicts, including the war between Russia and Ukraine and between Israel and Iran and related conflicts in the Middle East, attacks affecting key maritime trade routes, including the Red Sea and Gulf of Aden, threats to close or disrupt strategic waterways such as the Strait of Hormuz, trade wars, tariffs, embargoes and strikes, the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the European Union on the United States, the cost and effects of cybersecurity incidents or other failures, including system interruptions, breaches, software failures or data security incidents, risks arising from the misuse, misapplication or failure of artificial intelligence in the Company’s operations, business disruptions, including supply chain disruption and congestion, including port congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, public health threats or political events, potential cybersecurity or other privacy threats and data security breaches, vessel breakdowns and instances of offhire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

Board of Directors of Flex LNG Ltd.
May 13, 2026

Ola Lorentzon
Chairman of the Board of Directors

Steen Jakobsen
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

Mikkel Storm Weum
Director

10	Flex LNG Ltd. First Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Vessel operating revenues	80,457	87,537	88,437
Voyage expenses	(5,786)	(3,762)	(1,985)
Vessel operating expenses	(18,665)	(19,832)	(18,113)
Administrative expenses	(2,553)	(1,687)	(2,530)
Depreciation	(19,254)	(19,639)	(18,557)
Operating income	34,199	42,617	47,252
Interest income	780	981	869
Interest expense	(20,112)	(22,913)	(22,127)
(Loss)/gain on derivatives	4,907	1,375	(7,311)
Foreign exchange gain/(loss)	51	(48)	335
Other financial items	(291)	(447)	(257)
Income before tax	19,534	21,565	18,761
Income tax expense	(23)	(15)	(33)
Net income	19,511	21,550	18,728

Earnings per share:
Basic	0.36	0.40	0.35
Diluted	0.36	0.40	0.35

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Net income for the period	19,511	21,550	18,728
Total other comprehensive income/(loss)	—	—	—
Total comprehensive income	19,511	21,550	18,728

11	Flex LNG Ltd. First Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
	March 31,	December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	389,068	447,632
Restricted cash	—	65
Inventory	6,317	9,004
Other current assets	73,477	46,234
Receivables due from related parties	653	340
Total current assets	469,515	503,275

Non-current assets
Derivative instruments	19,971	18,054
Other non-current assets	3,027	—
Vessels and equipment, net	2,091,899	2,102,495
Total non-current assets	2,114,897	2,120,549
Total Assets	2,584,412	2,623,824

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	110,195	109,629
Derivative instruments	10	604
Payables due to related parties	872	673
Accounts payable	7,503	10,508
Other current liabilities	53,846	44,412
Total current liabilities	172,426	165,826

Non-current liabilities
Long-term debt	1,710,760	1,738,578
Other non-current liabilities	3,027	163
Total non-current liabilities	1,713,787	1,738,741
Total Liabilities	1,886,213	1,904,567

Equity
Share capital (March 31, 2026 and December 31, 2025: 54,520,325 shares issued, par value $0.01 per share)	545	545
Treasury shares at cost (March 31, 2026 and December 31, 2025: 427,949)	(4,180)	(4,180)
Additional paid in capital	704,300	704,300
Contributed Surplus	180,699	221,268
Accumulated deficit	(183,165)	(202,676)
Total equity	698,199	719,257
Total Equity and Liabilities	2,584,412	2,623,824

12	Flex LNG Ltd. First Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025

OPERATING ACTIVITIES
Net income	19,511	21,550	18,728
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	19,254	19,639	18,557
Amortization of debt issuance costs	540	569	634
Equity settled share-based payments	—	—	53
Foreign exchange (gain)/loss	(51)	48	(335)
Change in fair value of derivative instruments	(2,511)	1,716	11,012
Drydocking expenditure	(8,658)	(2,950)	(2,613)
Other	—	—	8
Changes in operating assets and liabilities, net:
Inventory	2,687	(1,220)	(205)
Other current assets	(27,243)	7,314	(13,358)
Other non-current assets	(3,027)	—	—
Receivables due from related parties	(313)	(182)	535
Payables due to related parties	199	(468)	(224)
Accounts payable	(3,005)	1,270	1,718
Other current liabilities	9,434	(10,936)	5,669
Other non-current liabilities	2,864	78	—
Net cash provided by operating activities	9,681	36,428	40,179

INVESTING ACTIVITIES
Net cash used in investing activities	—	—	—

FINANCING ACTIVITIES
Repayment of long-term debt	(27,675)	(26,783)	(27,098)
Proceeds from revolving credit facilities	393,675	413,675	388,675
Repayment of revolving credit facilities	(393,675)	(413,675)	(388,675)
Financing costs	(117)	(133)	—
Dividends paid	(40,569)	(40,569)	(40,566)
Net cash used in financing activities	(68,361)	(67,485)	(67,664)

Effect of exchange rate changes on cash	51	(48)	334
Net decrease in cash, cash equivalents and restricted cash	(58,629)	(31,105)	(27,151)

Cash, cash equivalents and restricted cash at the beginning of the period	447,697	478,802	437,203
Cash, cash equivalents and restricted cash at the end of the period	389,068	447,697	410,052

13	Flex LNG Ltd. First Quarter Results 2026

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the three months ended March 31, 2026:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2026	54,092,376	545	(4,180)	704,300	221,268	(202,676)	719,257
Net income	—	—	—	—	—	19,511	19,511
Dividends paid	—	—	—	—	(40,569)	—	(40,569)
At March 31, 2026	54,092,376	545	(4,180)	704,300	180,699	(183,165)	698,199

For the three months ended March 31, 2025:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Contributed Surplus	Accumulated Deficit	Total Equity

At January 1, 2025	54,087,768	545	(4,224)	904,268	183,535	(277,491)	806,633
Equity settled share-based payments	—	—	—	53	—	—	53
Net income	—	—	—	—	—	18,728	18,728
Dividends paid	—	—	—	—	(40,566)	—	(40,566)
At March 31, 2025	54,087,768	545	(4,224)	904,321	142,969	(258,763)	784,848

14	Flex LNG Ltd. First Quarter Results 2026

APPENDIX A - Supplemental Financial Information

(A) Vessels and equipment, net
Movements in the three months ended March 31, 2026 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2026	2,467,470	65,509	2,532,979
Additions	—	8,658	8,658
Disposals	—	(5,000)	(5,000)
At March 31, 2026	2,467,470	69,167	2,536,637

Accumulated depreciation
At January 1, 2026	(406,998)	(23,486)	(430,484)
Charge	(16,208)	(3,046)	(19,254)
Disposals	—	5,000	5,000
At March 31, 2026	(423,206)	(21,532)	(444,738)

Net book value
At January 1, 2026	2,060,472	42,023	2,102,495
At March 31, 2026	2,044,264	47,635	2,091,899

(B) Capital commitments

As of March 31, 2026, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale and leaseback	Period repayment	Balloon repayment	Total
1 year	51,673	60,475	—	112,148
2 years	45,221	69,155	—	114,376
3 years	46,735	66,306	206,479	319,520
4 years	48,331	53,079	263,675	365,085
5 years	50,012	30,955	—	80,967
Thereafter	529,412	311,425	—	840,837
Total	771,384	591,395	470,154	1,832,933

Sale and leasebacks are classified as financing arrangements, and includes loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of their respective charters.

15	Flex LNG Ltd. First Quarter Results 2026

(C) Long-term debt

As of March 31, 2026, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows:

(figures in thousands of $)
Facility Name	Type	Maturity Date	Current portion	Non-current portion	Total
Flex Enterprise $150 Million Facility	Term and revolving	June, 2029	9,749	105,664	115,413
$290 Million Facility	Term and revolving	March, 2029	14,278	231,490	245,769
$270 Million Facility	Term and revolving	February, 2030	16,117	232,659	248,776
$330 Million Sale and Leaseback	Sale and leaseback	February, 2035	16,712	255,995	272,708
Flex Volunteer Sale and Leaseback	Sale and leaseback	December, 2031	7,698	120,525	128,224
Flex Rainbow Sale and Leaseback	Sale and leaseback	February, 2033	9,492	142,210	151,702
Flex Endeavour Sale and Leaseback	Sale and leaseback	June, 2034	8,279	138,835	147,114
Flex Courageous Sale and Leaseback	Sale and leaseback	July, 2035	8,986	158,756	167,743
Flex Resolute Sale and Leaseback	Sale and leaseback	November, 2035	9,039	161,021	170,060
Flex Constellation $180 Million Facility	Term	March, 2041	9,842	163,605	173,447
			110,195	1,710,760	1,820,955

(D) Derivative Instruments

Our interest rate swap contracts as of March 31, 2026, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)	Notional principal	Weighted Average Duration	Weighted Average Fixed Interest Rate	Interest Rate Benchmark
Receiving floating, pay fixed	775,000	2.5 years	2.46%	SOFR

Movements in the three months ended March 31, 2026 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2026	18,054	(604)	17,450
Change in fair value of derivative instruments	1,917	594	2,511
At March 31, 2026	19,971	(10)	19,961
Gain/(Loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Change in fair value of derivative instruments	2,511	(1,716)	(11,012)
Realized gain on derivative instruments	2,396	3,091	3,701
Gain/(Loss) on derivatives	4,907	1,375	(7,311)

16	Flex LNG Ltd. First Quarter Results 2026

APPENDIX B - Reconciliation of Non-GAAP Measures

In this appendix we present additional information and measures intended to supplement investors’ understanding of our operating performance, by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. These measures are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to our operating performance or liquidity calculated in accordance with U.S. GAAP. Our management considers these measures to be useful to investors, because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to that of our peers. Additionally, our management use these measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions used by us may not be comparable to similar measures used by other companies.

(A) Reconciliation of Net Income to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income plus net interest expense, write-off of debt issuance costs, income tax expense / (benefit) and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers.
The table below reconciles net income, the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Net income	19,511	21,550	18,728
Interest income	(780)	(981)	(869)
Interest expense	20,112	22,913	22,127
Income tax expense	23	15	33
Depreciation	19,254	19,639	18,557
EBITDA	58,120	63,136	58,576
(Gain)/loss on derivatives	(4,907)	(1,375)	7,311
Foreign exchange (gain)/loss	(51)	48	(335)
Adjusted EBITDA	53,162	61,809	65,552

17	Flex LNG Ltd. First Quarter Results 2026

(B) Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and Change in assets/liabilities of derivative instruments. Adjusted Earnings Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for the above items, divided by the weighted average number of shares outstanding. We believe that adjusted net income and adjusted EPS assist our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares.

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Net income	19,511	21,550	18,728
Change in assets/liabilities of derivative instruments	(2,511)	1,716	11,012
Foreign exchange (gain)/loss	(51)	48	(335)
Adjusted net income	16,949	23,314	29,405

Weighted average number of ordinary shares	54,092,376	54,091,424	54,087,768
Denominator for diluted earnings per share	54,092,376	54,091,424	54,094,146

Adjusted basic earnings per share	0.31	0.43	0.54
Adjusted diluted earnings per share	0.31	0.43	0.54

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet. TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. We define TCE income as vessel operating revenues less voyage expenses. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydockings or special or intermediate surveys and lay-ups, if any.

18	Flex LNG Ltd. First Quarter Results 2026

The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Vessel operating revenues	80,457	87,537	88,437
Less:
Voyage expenses	(5,786)	(3,762)	(1,985)
Time charter equivalent income	74,671	83,775	86,452
Fleet onhire days	1,136	1,195	1,170
Time charter equivalent rate	65,729	70,119	73,891

(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet. Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare the relative performance of the Company's technical performance with other industry peers.
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended
	March 31,	December 31,	March 31,
	2026	2025	2025
Vessel operating expenses	(18,665)	(19,832)	(18,113)

Available days	1,170	1,196	1,170
Opex per day	(15,953)	(16,582)	(15,481)

19	Flex LNG Ltd. First Quarter Results 2026